 EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company” or “Bezeq”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Re: Supplementary Report - Entropy’s Inquiry to Acting Chairman of the Board of the Directors

Further to the Company’s immediate report of January 17, 2018, regarding the application of Elliott Advisors (UK) Limited (“Elliott”) to Mr. David Granot, acting chairman of the Board of Directors, on January 16, 2018, a supplementary report is hereby provided regarding the application of Entropy Corporate Governance Consulting Ltd. (hereinafter, “Entropy”), to Mr. Granot on January 25, 2018, presumably in light of Elliott’s inquiry and further to the inquiry of several financial institutional entities that hold an estimated total of 3.5% of the Company’s share capital (hereinafter, the “Institutional Shareholders”).

The primary part of the inquiry concerns the Institutional Shareholders’ request that the Company conduct an in-depth examination of aspects of the Company’s corporate governance, particularly regarding the formulation of the Board of Directors’ profile appropriate to the Company today and the establishment of an orderly process for the appointment of the Company’s directors. The findings will serve the Company and its organs as a basis for preparing a program to improve aspects of corporate governance, and will also serve the Institutional Shareholders in considering the possible measures allegedly available to them against the Company, including convening a special meeting to address the issue of the appointment of directors.

The acting chairman of the Board of Directors is examining Entropy’s application, further to its examination of Elliott’s inquiry of January 16, 2018, which raises various issues, including with respect to the Company’s control permits granted to the Company’s controlling shareholder and the regulation applying to the Company and the appointment of directors therein.

The Company is unable to relate to the inquiry substantively and/or to evaluate the implications thereof at the present stage.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.